Exhibit 99.1

Boqii Holding Limited Provides Response to Unusual Market Action

SHANGHAI, October 6, 2025 /PRNewswire/ -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China, announced today that the Company had become aware of unusual trading activity in its Class A ordinary shares on the NYSE American LLC (the “NYSE American”) on September 29 and October 2, 2025. The Company is issuing this press release pursuant to Section 401(d) of the NYSE American Company Guide. Following appropriate internal review and consultation, the Company confirms that it is not aware of any material developments in its business or affairs beyond those previously disclosed publicly.  Investors should rely solely on the Company’s official filings and press releases for any developments.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. Boqii is the leading online destination for pet products and supplies in China with its broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken and Mocare, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. The Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Forward-looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give the Company’s current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For investor inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com